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                                                              EXHIBIT 8.1

                                [LETTERHEAD]

May 23, 2000




GALAXY ENTERPRISES, INC.
754 E. TECHNOLOGY AVENUE
OREM, UTAH  84097


                                    ACQUISITION OF GALAXY ENTERPRISES INC.,
                                    BY NETGATEWAY, INC.

Gentlemen:

You have requested our opinion as to certain federal income tax consequences associated with the merger (the "Merger") of Galaxy Enterprises, Inc. (the "Company") with Galaxy Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Netgateway, Inc. ("Parent"). The Merger will occur at the Effective Time, as defined in and pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 2000, and by and among the Company, Merger Sub, and Parent. The Merger Agreement is incorporated herein by reference. All capitalized terms not defined herein have the same meanings as in the Merger Agreement.

Our opinion is limited to the federal income tax consequences of the Merger to the Company and the current shareholders of the Company. Any other tax aspects, including foreign and state and local taxation, are not considered in this opinion. You should obtain separate advice in respect of such aspects. We express no opinion on the tax consequences of the Merger to Merger Sub or Parent

This opinion is based upon the facts of the transactions as discussed herein. If any of the material facts stated herein are not complete or accurate, or if any of the material facts change, our opinions may be modified in whole or in part. In providing this opinion, we have reviewed copies of certain documents related to the proposed Merger. This opinion assumes, and we have not independently verified, the authenticity of each of these

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GALAXY ENTERPRISES, INC.                 2                      May 23, 2000


agreements, and the due capacity, authorization and power of each party to enter into the foregoing agreements.

In providing this opinion we have reviewed the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, and such cases, rulings and other authorities, all as in effect on the date hereof, as we deemed necessary or appropriate. Any changes in any of the foregoing could have an effect on the validity of our opinions. We do not assume any obligation to update our advice in light of any subsequent changes in or modifications to the law or regulations, or any judicial or administrative interpretations. The analysis and conclusions expressed herein are not binding on the Internal Revenue Service ("IRS"), any other taxing agency, or any court or administrative body. There can be no assurance that the IRS will not take a position contrary to one or more of the opinions expressed herein.

                                  FACTS

THE MERGER

The Merger Agreement provides for a reorganization pursuant to which the Company will merge with Merger Sub, with the Company being the surviving company. As a result of the Merger, each share of the Company's Common Stock issued and outstanding at the Effective Time of the Merger will be converted into the right to receive that number of shares of Parent Common Stock equal to the Exchange Ratio (as defined in Section 1.06(a) of the Merger Agreement) multiplied by the subject share. In lieu of issuing fractional shares, Parent will pay each Company shareholder cash in an amount equal to the fractional share times the Closing Price (as defined in Section 1.06(d) of the Merger Agreement) of one share of Parent Common Stock

At the Effective Time all Company Plan Options and Company Warrants (as defined in Section 1.06(b)(i) and (ii) of the Merger Agreement) shall be assumed by Parent. Each assumed Company Plan Option or Company Warrant shall have the same terms and conditions as under the applicable Company Plan Option Or Company Warrant except that (a) each Company Option or Warrant will be exercisable for shares of Parent Common Stock, and the number of shares of Parent Common Stock issuable upon exercise of any given option or warrant will be determined by multiplying the Exchange Ratio in the Merger by the number of shares of Company Common Stock underlying such option or warrant; and (b) the per share exercise price of any such option or warrant will be determined by dividing the exercise price of the option or warrant immediately prior to the Effective Time by the Exchange Ratio in the Merger.


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GALAXY ENTERPRISES, INC.                 3                      May 23, 2000

THE COMPANIES

GALAXY ENTERPRISES, INC. Galaxy is a Nevada corporation which commenced operations in 1994 under the name Cipher Voice, Inc. It adopted its present name on December 16, 1996, and is engaged, directly and through subsidiaries, in the business of providing various Internet products and services to assist its customers in establishing their businesses on the Internet.

NETGATEWAY, INC. Netgateway is a Delaware corporation which is engaged in the business of providing eCommerce services that allow clients to extend their business to the Internet.

GALAXY ACQUISITION CORP. Galaxy Acquisition Corp. is a Delaware corporation organized as a wholly-owned subsidiary of Parent and formed for the purpose of merging with and into the Company.

REASONS FOR THE MERGER

The acquisition of the Company by Parent provides the Company with access to greater financial resources, and will enable it to avail itself of opportunities to expand its services. The Company is a complementary business to Parent and will gain access to additional channels of distribution for its products and services. Other business purposes, as set out in the joint proxy statement/prospectus dated May 24, 2000, also exist.

OPERATIONS AFTER THE MERGER

After completion of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent. The stockholders of the Company will become stockholders of Parent and their rights as stockholders will be governed by Parent's certificate of incorporation, bylaws and the laws of the State of Delaware.

COMPLETION AND EFFECTIVENESS OF THE MERGER

The Merger will become effective upon the filing of certificates of Merger with the States of Delaware and Nevada.

EXPENSES

As specified in section 13.05 of the Merger Agreement and except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger will be borne by the party incurring the expense.


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GALAXY ENTERPRISES, INC.                 4                      May 23, 2000


                               OPINIONS

In providing this opinion, we have reviewed copies of the Merger Agreement and related documents, and have relied upon your description of the transaction set out above, and the representations you have provided us.
This opinion assumes, and we have not independently verified, the accuracy of the description and representations, the authenticity and completeness of each of these agreements, and the due capacity, authorization and power of each party to enter into the foregoing agreements. Where we have made any assumptions, we have set these out in this opinion. If the descriptions or assumptions are inaccurate in any material respect, or the documents prove not to be authentic, the opinions set out herein may not be relied upon.
This opinion assumes (i) the completeness, authority, validity, and accuracy of such documents and authorities as well as (ii) the accuracy of any and all assumptions and statements of fact made in this opinion. In certain instances we have determined that there is no authority directly on point, and in such instances we have reached our opinion reasoning from such other authority as we believe to be relevant to the issues addressed.

Based on and subject to the descriptions and assumptions set out herein and the analysis of the relevant statutory provisions and other legal authority in effect on the date hereof, as set out below, we are of the opinion that for federal income tax purposes it is more likely than not that:

1. The Merger will constitute a corporate reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E).1

2. The Company's shareholders will not recognize gain on the exchange of their Company Common Stock for Parent Common Stock, except as provided in item 3 below. Section 356(a).

3. The payment of cash in lieu of issuing a fractional share of Parent Common Stock will be treated as if the fractional share interest had been issued as part of the Merger and then redeemed by Parent. The cash payment will be treated as having been received in exchange for the constructively redeemed share. Rev. Rul. 66-365, 1966-2 CB 116; Rev. Proc. 77-41, 1977-2 CB 574.

4. No gain or loss will be recognized by the Company on the receipt of Merger Sub's assets in exchange for the Company's stock. Section 1032.


--------------------------
1 Unless otherwise noted, all section references are to the Internal Revenue code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

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GALAXY ENTERPRISES, INC.                 5                      May 23, 2000

5. The tax basis of the Parent Common Stock received by the Company's shareholders is the same as the tax basis of the Company Common Stock surrendered (except for fractional shares for which cash is received).
       Section 358.

6. The holding period of the Parent Common Stock received by the Company's shareholders will include the holding period of the Company stock surrendered, provided that the Company stock is held as a capital asset at the Effective Time. Section 1223(1).

Furthermore, the opinions are specifically conditioned upon the accuracy of certain assumptions, and the representations you provided us, including the following:

1. The Merger will be consummated pursuant to the Agreement and Plan of Merger.

2. Following the Merger, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Merger Sub's net assets and at least 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the Merger.

3. The fair market value of the Parent Common Stock to be received by each Company shareholder will be approximately equal to the fair market value of the Company common stock surrendered in the exchange.

4. Prior to the Merger, Parent will be in control of Merger Sub within the meaning of section 368(c).

5. The Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control of the Company within the meaning of section 368(c).

6. Parent has no plan or intention to reacquire any of its stock issued in the transaction.

7. Following the Merger, the Company will continue its historic business or use a significant portion of its historic business assets in a business.

8. Parent, Merger Sub, the Company, and the shareholders of the Company will pay their respective expenses, if any, incurred in connection with the proposed transaction.


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GALAXY ENTERPRISES, INC.                 6                      May 23, 2000


                                  LAW AND ANALYSIS

                    REQUIREMENTS OF A CORPORATE REORGANIZATION

If a merger is to qualify as a reorganization, there are a number of applicable general and specific requirements that must be met, both statutorily and judicially mandated.

THE PLAN OF REORGANIZATION

Sections 356(a)(1) and 361(a) provide the tax consequences to the participants on the exchange of property made "in pursuance of the plan of reorganization." However, neither the Code nor the Treasury Regulations define the term "plan of reorganization."


Treas. Reg. Sections 1.368-3(a) and (c) provide specific requirements with respect to records to be kept and information regarding the reorganization to be filed with the tax returns of the parties to a reorganization. A copy of the plan of reorganization is to be filed as a required attachment to the tax returns of the parties to the reorganization for the taxable year in which the Merger is effective. In addition, Treas. Reg. Section 1.368-3(b) requires the shareholders to include with their tax return for the year in which the reorganization occurs a statement of the relevant facts, including a statement of the cost or other basis of the shares exchanged and a statement of the shares received.

The term "party to a reorganization" includes (i) a corporation resulting from a reorganization and (ii) both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. Additionally, in the case of a reorganization qualifying under section 368(a)(1)(A) by reason of section 368(a)(2)(E) (a reverse triangular merger), the term also includes the corporation that is in control of the merged corporation.

In the instant case, the Merger will be consummated pursuant to the Merger Agreement that will be approved by the shareholders. The Company, Merger Sub and Parent will each be a party to the reorganization.

COMPLIANCE WITH LAW

Treas. Reg. Section 1.368-2(b)(1) requires that in order to qualify as a reorganization under section 368(a)(1)(A), the transaction must be a merger or consolidation pursuant to the corporation laws of the United States or a state or territory, or the District of Columbia.

According to the Agreement, the Merger will be consummated pursuant to the laws of Delaware and Nevada.

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GALAXY ENTERPRISES, INC.                 7                      May 23, 2000

CONTINUITY REQUIREMENTS

In order to qualify as a reorganization under the Code, a transaction must satisfy both a continuity of business enterprise requirement and a continuity of interest requirement. "Requisite to a reorganization under the Internal Revenue Code are a continuity of the business enterprise through the issuing corporation [Parent] under the modified corporate form described in paragraph
(d) of this section and . . . a continuity of interest as described in paragraph (e) of this section." Treas. Reg. Section 1.368-1(b).

CONTINUITY OF BUSINESS ENTERPRISE

Treas. Reg. Section 1.368-1(d)(1) requires that the acquiring company either
(i) continue the target's historic business or (ii) use a significant portion of the target's historic assets in a business. If the target has more than one line of business, this requirement is satisfied if the acquiring company continues a significant line of business.

The continuity of business enterprise requirement should be satisfied because, following the Merger, the Company will continue its operations, and will continue to use a significant portion of its historic business assets.

CONTINUITY OF INTEREST

The continuity of interest requirement is meant to distinguish taxable sales from tax-free reorganizations.

       Continuity of interest requires that in substance a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization. A proprietary interest in the target corporation is preserved if, in a potential reorganization, it is exchanged for a proprietary interest in the issuing corporation
       [Parent] . . . . However, a proprietary interest in the target corporation is not preserved if, in connection with the potential reorganization, . . . stock of the issuing corporation furnished in exchange for a proprietary interest in the target corporation in the potential reorganization is redeemed. Treas. Reg. Section 1.368-(e)(1)
       (i).

The continuity of interest test requires an analysis of (i) the nature of the interest received by the acquired corporation or its shareholders, (ii) the degree of continuity necessary to satisfy the requirement, and (iii) the duration of the continuity of interest.

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GALAXY ENTERPRISES, INC.                 8                      May 23, 2000

     1.  NATURE OF THE INTEREST RECEIVED

If an exchange is to qualify as a reorganization, the acquired corporation's shareholders must receive an equity interest in the acquiring corporation to replace their equity interest in the acquired corporation.

With respect to the Merger, the holders of the Company Common Stock will receive Parent Common Stock. The Parent Common Stock represents an equity interest in Parent.

     2.  DEGREE OF CONTINUITY OF INTEREST

The regulations require that a "substantial part of the value of the proprietary interests" in the target be preserved in the reorganization, but do not specify what is meant by "substantial." The regulations provide a safe harbor, however, by indicating that continuity of interest is satisfied if the value of the acquiring company's stock is at least equal to 50% of the value of the target company's stock. Treas. Reg. 1.368-1(e)(6), Ex. 1.

In this transaction, best described as a reverse triangular merger or a reverse subsidiary merger, 100% of the Company Common Stock will be exchanged for Parent Common Stock. The holders of each share of Company Common Stock will receive Parent Common Stock in accordance with the Exchange Ratio as described in the Agreement. Thus, in the Merger, Parent will issue stock worth nearly 100% of the total consideration issued. The exceptions include fractional shares and dissenting shares for which cash will be issued. It is anticipated that such exceptions will be minimal. Therefore, a substantial part of the value of the proprietary interests in the Company will be preserved in the Merger.

     3.  DURATION OF CONTINUITY OF INTEREST

In a significant modification of prior law, the IRS has amended the continuity of interest regulations to provide that the disposition of the Parent Common Stock received in the reorganization is disregarded if made to persons not related to Parent, even if made pursuant to a pre-existing commitment. Treas. Reg. Section 1.368-1(e), Ex. (1). A sale of the Company Common Stock prior to the reorganization is also disregarded if the purchaser is not related to Parent. Treas. Reg. Section 1.368-1(e), Ex. (2).

Rev. Rul. 66-23, 1966-1 CB 67, established that the continuity of interest requirement would be satisfied, where the shareholders receive stock without any preconceived plan or arrangement to dispose of the stock and with "unrestricted rights of ownership for a period of time sufficient to warrant the conclusion that such ownership is definite and substantial." In the ruling, the IRS said that it would ordinarily treat 5 years of unrestricted ownership as a sufficient period. TD 8760 (January 23, 1998), which modified the continuity of interest rules, declared Rev. Rul. 66-23 obsolete because it

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GALAXY ENTERPRISES, INC.                 9                      May 23, 2000


dealt with sales to unrelated persons. The principle of Rev. Rul. 66-23 should still be applicable where the sale is to the issuing company.

As long as no shares are sold to Parent or a related party pursuant to a pre-existing plan, this requirement will be satisfied.

BUSINESS PURPOSE

To qualify as a tax-free reorganization a valid business purpose for the reorganization must be established. The courts have long held that an essential ingredient to a tax-free reorganization is that the transaction be consummated to fulfill a bona fide business purpose of the parties. GREGORY
v. HELVERING, 293 US 465 (1935).

The Board of Directors, as set out in the joint proxy statement/prospectus dated May 24, 2000, determined that sound and reasonable business purposes exist for the Merger. The Merger will be consummated pursuant to corporate-level business purposes as well as shareholder purposes, consistent with the business purpose requirement.

ADDITIONAL REQUIREMENTS OF TAX-FREE REORGANIZATIONS PURSUANT TO SECTION 368(A)(2)(E) (REVERSE TRIANGULAR MERGER)

For reorganizations structured as reverse triangular mergers in accordance with sections 368(a)(1)(A) and 368(a)(2)(E), additional requirements must be met.

HOLD SUBSTANTIALLY ALL ASSETS

Section 368(a)(2)(E) requires that the surviving corporation must hold "substantially all" of its properties and the properties of the merged corporation. Treas. Reg. Section 1.368-2(j)(3)(iii) provides that the term "substantially all" has the same meaning as it has in section 368(a)(1)(C). The term "substantially all" is, however, not statutorily defined. The IRS and the courts have indicated that no specific percentage of assets is required, but the determination is based upon all of the facts and circumstances. In Rev. Rul. 57-518, 1957-2 CB 253, the IRS stated

       The specific question presented is what constitutes "substantially all of the properties" as defined in [Code Sec. 368(a)(1)(C)]. The answer will depend upon the facts and circumstances in each case rather than any particular percentage. Among the elements of importance that are to be considered in arriving at the conclusion are the nature of the properties retained by the transferor, the purpose of the retention, and the amount thereof.

For advance ruling purposes, the IRS has stated that the "substantially all" requirement of section 368(a)(2)(E) is satisfied if the assets retained by the surviving corporation represent at least 90% of the fair market value of the net assets and at least 70% of the fair market


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GALAXY ENTERPRISES, INC.                 10                      May 23, 2000

value of the gross assets held by the corporation immediately prior to the transfer. Included in the assets of the acquired corporation held immediately prior to the reorganization are all redemptions and distributions except for regular, normal distributions. Rev. Proc. 77-37, 1977-2 CB 568. This 90/70 guideline is for IRS advance ruling purposes; it is not a rule of substantive law and is not intended to prescribe a minimum threshold for meeting the "substantially all" requirement.

Based on the representation you made to us, it is our opinion that the "substantially all" requirement is satisfied.

CONSIDERATION USED

In a corporate reorganization under section 368(a)(2)(E), the former shareholders of the surviving corporation must exchange, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.

A corporation is in control of another corporation if it owns stock having at least 80% of the total combined voting power and at least 80% of the total number of shares of all other classes of stock. Section 368(c).

In the Merger, shares of Parent Common Stock will be issued for each share of Company Common Stock in accordance with the Exchange Ratio. Thus, the former shareholders of the Company will exchange more than 80% of their stock in the Company for Parent voting stock


           TAX CONSEQUENCES TO PARTIES TO THE REORGANIZATION

GALAXY ENTERPRISES, INC. SHAREHOLDERS

Generally, no gain or loss is recognized by shareholders who exchange their shares of stock SOLELY for shares of stock in another corporation as long as such exchange is pursuant to a plan of reorganization and both corporations are parties to such reorganization. Section 354(a)(1). Where the acquiring corporation issues not just stock, but other property, section 356(a) provides that gain will be recognized, but not in excess of the amount of cash and the value of the other property received.

Historically, stock rights have not been accorded status as "stock or securities" for purposes of the reorganization provisions, including Section 354(a). The Service has amended Reg. 1.354-1(e) to provide that "securities" includes rights issued by a party to


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GALAXY ENTERPRISES, INC.                 11                      May 23, 2000

the reorganization to acquire its stock. In addition, the amended Reg. 1.354-1(e) provides that this new category of securities will have no principal amount, so that even though they are not technically nonrecognition property, their receipt generally will not cause a realized gain to be recognized. Therefore, an exchange of stock for stock and warrants will more likely than not be tax free.

In regards to the employee stock option plan, Internal Revenue Code sections 421(a), 423(a) and 424(a) provide for the tax-free transfer of stock options by reason of corporate merger or reorganization providing no other disqualifying disposition or transaction occurs.

For advance ruling purposes, the IRS requires a representation from taxpayers that the fair market value of the stock exchanged by the acquired corporation shareholders is approximately equal to the fair market value of the stock and other consideration, if any, received by such shareholders from the acquiring corporation. Rev. Proc. 86-42, 1986-2 CB 722. It has been represented that the fair market value of Parent Common Stock is approximately equal to the fair market value of Company Common Stock surrendered.

Cash issued to shareholders in lieu of a fractional share is taxable. Where the cash is not separately bargained for consideration, but is issued solely to save the issuing corporation the expense and inconvenience of issuing fractional shares, the IRS treats the issuing corporation as issuing the fractional share, and then redeeming it. The payment will be treated as in full payment of the fractional share interest. Rev. Proc. 77-41, 1977-2 CB 574.

CORPORATE PARTIES

Section 1032 provides that "no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation." In the Merger, the Company will acquire the assets of Merger Sub solely in exchange for its stock.

Accordingly, the Company will not recognize gain or loss on the receipt of Merger Sub's assets in exchange for its stock.

SHAREHOLDER BASIS

The basis of the stock of the acquiring corporation received by shareholders of the acquire d corporation is the same as the basis of the stock transferred, decreased by the amount of cash received and increased by the amount of gain recognized. Section 358(a)(1).

HOLDING PERIOD

Provided that the shareholders of an acquired corporation held their stock as a capital asset, the holding period of the stock of the acquiring corporation received under section 354 will include the holding period of the stock surrendered. Section 1223(1).


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GALAXY ENTERPRISES, INC.                 12                      May 23, 2000


 CONSEQUENCES OF FAILURE TO QUALIFY THE MERGER AS TAX-FREE REORGANIZATION

Should the reverse triangular merger fail to qualify as a reorganization, the transfer of the Company stock to Parent pursuant to the Merger Agreement would be considered a taxable exchange to the Company shareholders.

                             * * * * *

This opinion is furnished to you solely for your use in determining the federal income tax consequences of the transactions described above and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission. Our permission is not required in connection with any examination conducted or required by a governmental or regulatory body, including disclosure to your outside accountants or lawyers in order to allow them to deal with such an examination on your behalf.

                         Very truly yours,




                         WISAN, SMITH, RACKER & PRESCOTT, LLP